

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 30, 2013

Via E-mail
George Culmer
Group Finance Director
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom

      Re: **Lloyds Banking Group plc**
              Form 20-F for the Fiscal Year Ended December 31, 2012
              Filed March 25, 2013
              Form 6-K
              Filed August 2, 2013
              File No. 001-15246

Dear Mr. Culmer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012
Divisional Results, page 32
Retail, page 33
2011 Compared with 2010, page 33

1.   You disclose on page 34 that the proportion of mortgages on standard variable rate, or equivalent products, stood at 56% for the period ending December 31, 2011 and are expected to remain broadly stable in 2012. Please address the following:
   - Explain to us what your standard variable rate or equivalent products are, and differentiate these products from non-standard variable rate products.

- Tell us if you originate and/or hold any interest only loans. If so, tell us and disclose the amount of such loans held (by loan type) as of each period end and summarize the basis of the interest rates (e.g. based on LIBOR, etc.).

Risk Elements in the Loan Portfolio, page 106
Trouble Debt Restructurings, page 109

2.   We note that the Group assesses whether a loan benefitting from a UK Government-sponsored programme is impaired or a troubled debt restructuring using the same accounting policies and practices as it does for loans not benefitting from such a programme. Please tell us whether trouble debt restructurings also represent your renegotiated and/or forbearance loans. If not, explain the difference between such loans and how trouble debt restructurings are being accounted for.

Notes to the Consolidated Financial Statements, page F-11
Note 29 – Value of In-Force Business, page F-52
Economic Assumptions, page F-53

3.   We note that you apply a certainty equivalent approach to calculate the value of the in-force business. Please describe the assets that generate the cash flows for which the certainty equivalent valuation approach is used.

4.   We note that you use a market premium for illiquidity to estimate value for the UK annuity business. Please describe how the 73 basis point market premium for illiquidity was estimated and how the premium inclusion increases the value of in-force business as of December 31, 2012.

Note 55 – Financial Risk Management, page F-114
F. Treatment of Customers Experiencing Financial Stress, page F-125
Retail Customers, page F-125
Customers Receiving Support from UK Government Sponsored Programmes, page F-126

5.   We note your discussion regarding the success rate from the UK government sponsored programmes. Please revise your disclosure in future filings to provide a thorough discussion of the success rate for your other forbearance concessions you grant to customers.

6.   Beginning on page F-126 you provide an analysis of the forborne loan balances for each of your loan portfolios. Clarify in future filings, if true, whether total forborne loans and advances which are not impaired represents loans and advances that were renegotiated during the year that would otherwise have been past due or impaired. Also, please consider providing a rollforward of your loans and advances which are forborne.

Commercial Customers, page F-128
Forbearance Activities, page F-128

7.   We note that following a forbearance event, should a customer show a sustained period of stabilization on their new terms and conditions or where the forbearance has reversed or cured, it would be expected that the customer would likely be returned to the mainstream good classification, at which point they may no longer be considered forborne. Please address the following:

- Expand your disclosure to discuss the specific timeframe that a customer must show they are able to comply with the new terms and conditions of the loan agreement.
- Disclose the amount of loans where customers have been granted a forbearance concession but are no longer considered forborne. Indicate whether such loans are included within the total forborne loans and advances within your commercial banking and Ireland wholesale portfolios disclosed on page F-129. Consider providing a rollforward of your loans and advances which are forborne.

Forbearance Granted, page F-128
Commercial Banking, page F-129

8.   Similar to the tabular presentations of your forborne loan balances within your retail portfolio on pages F-127 and F-128, please revise your future filings to present your forborne loan balances of your Commercial Banking and Ireland Wholesale portfolio by the forbearance event granted. In addition, consider providing a rollforward of your respective loans and advances which are forborne.

Note 56 – Consolidated Cash Flow Statement, page F-135
(C) Non-cash and other items, page F-136

9.   We note your disclosure of "other non-cash items" totaling (£3,032) million and £1,186 million for the years ended December 31, 2012 and 2011, respectively. Considering the significance of the "other" amounts, please tell us and expand your disclosure in future filings to discuss the items making up this balance. Confirm that to the extent the "other" amount is deemed significant you will continue to disaggregate the items that make up this balance or include a footnote to discuss the nature of the items that this balance consist of.

Form 6-K Filed on August 2, 2013
2013 Half-Year Results
Note 1 - Accounting policies, presentation and estimates, page 85
IFRS 10 Consolidated Financial Statements, page 85

10.   We note that as a result of the adoption of IFRS 10 you consolidated (on a retrospective basis) certain entities that were not previously consolidated and no longer consolidate

certain entities which were previously consolidated; principally in relation to Open-Ended Investment Companies. Please respond to the following:

- Provide a summary of the factors considered in reaching your conclusion to either consolidate or deconsolidate these entities.
- Revise your accounting policy to expand your discussion of consolidation under IFRS 10 and identify the significant factors you considered above. In this regard, differentiate between internally managed and externally managed funds.
- Provide us with your proposed disclosures for future filings.

Amendments to IFRS 7 Financial Instruments: - "Disclosures - Offsetting…," page 86

11.   We note that you will provide the disclosures required by the amendments to IFRS 7 in your financial statements for the year ended December 31, 2013. Please explain how your conclusion to provide the required disclosures in your upcoming 2013 annual report is consistent with paragraph 44R of IFRS 7 (as amended) which states the requisite disclosure is effective for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. Confirm you will provide such disclosures in your future interim reporting periods in addition to your annual reporting periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or me at (202) 551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief